# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Douglas Elliman Inc., CIK 0001878897
CUSIP: 25961D105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4400 BISCAYNE BLVD, FLOOR 10, MIAMI, Florida (FL), 33137
Date of event which requires filing of this statement: 01/01/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-020394
Filed by CIK 0000898860

## Reporting persons
- Phillip Frost, M.D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,650,618; sole dispositive power 0; shared dispositive power 7,650,618; aggregate amount beneficially owned 7,650,618 (8.6% of the class)
  Comment: Note to row 6, 8, 9 and 11: Includes 7,641,642 shares of Common Stock of the Issuer held by FGIT (as defined herein) and 8,976 shares of Common Stock held by Patricia Frost (as defined herein) as of the date hereof, as to which shares Dr. Frost disclaims beneficial ownership.
  
  Note to row 11: The calculation of all percentages set forth herein is based on 89,166,991 shares of Common Stock outstanding as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ending September 30, 2024 filed with the Securities and Exchange Commission (the "SEC") on November 12, 2024.
- Frost Gamma Investments Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,641,642; sole dispositive power 0; shared dispositive power 7,641,642; aggregate amount beneficially owned 7,641,642 (8.6% of the class)
  Comment: Note to row 11: The calculation of all percentages set forth herein is based on 89,166,991 shares of Common Stock outstanding as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ending September 30, 2024 filed with the SEC on November 12, 2024.
- Patricia Frost: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,976; sole dispositive power 0; shared dispositive power 8,976; aggregate amount beneficially owned 8,976 (0.1% of the class)
  Comment: Note to row 9 and 11: These shares are owned by Patricia Frost, the spouse of Dr. Frost. Dr. Frost disclaims beneficial ownership of these shares.
  
  Note to row 11: Patricia Frost holds less than 0.1%. The calculation of all percentages set forth herein is based on 89,166,991 shares of Common Stock outstanding as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ending September 30, 2024 filed with the SEC on November 12, 2024.

## Item 1. Issuer
Name of issuer: Douglas Elliman Inc.
Address of issuer's principal executive offices: 4400 BISCAYNE BLVD, FLOOR 10, MIAMI, FL 33137

## Item 2. Person Filing
Name of person filing:
Phillip Frost, M.D.
Frost Gamma Investments Trust
Patricia Frost
(collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
Dr. Phillip Frost - 4400 Biscayne Blvd. Miami, FL 33137
Frost Gamma Investments Trust - 4400 Biscayne Blvd., Miami, FL 33137
Patricia Frost - 4400 Biscayne Blvd. Miami, FL 33137
Citizenship:
Phillip Frost, M.D. - United States
Frost Gamma Investments Trust is organized under the laws of State of Florida
Patricia Frost - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Phillip Frost, M.D. - 7,650,618(1)
Frost Gamma Investments Trust - 7,641,642
Patricia Frost - 8,976
Percent of class:
Phillip Frost, M.D. - 8.6%(1)
Frost Gamma Investments Trust - 8.6%
Patricia Frost - Less than 0.1%
Sole power to vote or to direct the vote:
Phillip Frost, M.D. - 0
Frost Gamma Investments Trust - 0
Patricia Frost - 0
Shared power to vote or to direct the vote:
Phillip Frost, M.D. - 7,650,618 (1)
Frost Gamma Investments Trust - 7,641,642
Patricia Frost - 8,976
Sole power to dispose or to direct the disposition:
Phillip Frost, M.D. - 0
Frost Gamma Investments Trust - 0
Patricia Frost - 0
Shared power to dispose or to direct the disposition:
Phillip Frost, M.D. - 7,650,618(1)
Frost Gamma Investments Trust - 7,641,642
Patricia Frost - 8,976

(1) Includes (i) 7,641,642 shares of Common Stock held as of the date hereof by Frost Gamma Investments Trust ("FGIT"), of which Dr. Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation and (ii) 8,976 shares of Common Stock held as of the date hereof by Patricia Frost, Dr. Frost's spouse, as to which shares Dr. Frost disclaims beneficial ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Phillip Frost, M.D.: /s/ Phillip Frost, M.D., Phillip Frost, M.D./Individually (02/11/2025)
- Frost Gamma Investments Trust: /s/ Phillip Frost, M.D., Phillip Frost, M.D./Trustee (02/11/2025)
- Patricia Frost: /s/ Patricia Frost, Patricia Frost/Individually (02/11/2025)